FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 23th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles annunces appointments of new Chairman and CEO of Vivo.

TELEFÓNICA AND PORTUGAL TELECOM ANNOUNCE

APPOINTMENTS OF NEW CHAIRMAN AND CEO OF VIVO

•	Félix Ivorra, current Chairman of the Board of Directors and Francisco Padinha, CEO, will be replaced on July 1 by Brazilian executives Fernando Xavier Ferreira and Roberto de Oliveira Lima, respectively.

Sao Paulo, 20 May, 2005 - Fernando Xavier Ferreira, currently Chairman of Telefónica in Brazil, will replace Félix Ivorra as Chairman of the Board of Brasilcel (the holding company which controls the Vivo group’s operators) and Roberto de Oliveira Lima, former president of Credicard, will relieve Francisco Padinha at the helm of Vivo. These changes will be effective from 1 July.

The decision to name the new executives comes at the end of the two current Directors’ respective mandates, as previously agreed by the business groups and executives, and is meant to strengthen the role in Vivo’s management of top Brazilian executives with proven track records.

For the shareholders of Telefónica and Portugal Telecom, “The appointment of Brazilian executives to fill the top management posts at Vivo is a fundamental step in the consolidation of the company, making the largest operator in the Southern Hemisphere more Brazilian. This is a strategic decision which gives continuity to the strategy of profitable growth of the company, which operates in one of the most competitive mobile phone markets in the world. ”

Fernando Xavier Ferreira

Fernando Xavier Ferreira is 56 years old and is Chairman of the Telefónica Group in Brazil and a member of the Board of Directors of Telefónica Móviles, Brasilcel, N.V., and the holding companies TCO, TCP, TSD, CRT and TLE. In 1998, he was a member of Anatel. He previously held posts as General Manager of Telebrás, Chairman of the Board of Directors of Embratel and Telesp S/A and Chairman of Telecomunicaciones del Paraná. He holds a degree in electronic engineering.

Roberto de Oliveira Lima

Roberto de Oliveira Lima (aged 54) has 30 years of experience in various corporate posts. Of these, he has spent 22 years in top management at global companies such as Saint Gobain, Rhone Poulenc (Rhodia), Accor and Citigroup, having until recently served as Chairman of Credicard. Roberto Lima was trained at Fundación Getúlio Vargas (FGV), where he completed post-graduate studies, later specialising in Finance and Strategic Planning at the Institut Supérieur dês Affaires, Jouy en Josas, France.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 23, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel